

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 15, 2010

Mr. Jeffrey M. Gorden
Chief Financial Officer and Treasurer
BAB, Inc.
500 Lake Cook Road, Suite 475
Deerfield, IL 60015

> **Re: BAB, Inc.**
> **Form 10-KSB for the Fiscal Year Ended November 30, 2008**
> **Filed February 20, 2009**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 9, 2009**
> **Response Letter Dated December 10, 2009**
> **File No. 000-31555**

Dear Mr. Gorden:

We have completed our review of your Form 10-KSB and related filings, and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief